08027176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresdner Kleinwort Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York | New York | 10019
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yoko Hubley 212-895-6359
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue | New York | New York | 10154
(Address) | (City) | (State) | (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

DRESDNER KLEINWORT SECURITIES LLC

(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Managers and Member
Dresdner Kleinwort Securities LLC:

We have audited the accompanying statement of financial condition of Dresdner Kleinwort Securities LLC (the Company) (a wholly owned subsidiary of Dresdner Bank AG) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of the statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dresdner Kleinwort Securities LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

DRESDNER KLEINWORT SECURITIES LLC
(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2007

(Dollars in thousands)

Assets

Cash	$	116,468
Securities purchased under agreements to resell (including $108,038 segregated under federal regulations)		5,009,914
Deposits with clearing organizations		17,235
Securities borrowed		23,848,283
Collateral accepted for securities loaned		8,632,007
Receivable from broker-dealers and clearing organizations		278,270
Receivable from customers		32,513
Securities owned:		
Marketable, at fair value ($410,753 pledged to counterparties)		765,777
Not readily marketable, at estimated fair value		4,875
Accrued interest and dividends receivable		159,637
Other assets		27,298
Total assets	$	38,892,277

Liabilities and Member's Equity

Liabilities:		
Short-term bank loans	$	932,000
Securities sold under agreements to repurchase		15,563,597
Securities loaned		11,809,578
Obligation to return collateral accepted for securities loaned		8,632,007
Payable to broker-dealers and clearing organizations		471,018
Payable to customers		179,624
Securities sold, not yet purchased, at fair value		435,389
Accrued interest and dividends payable		156,151
Accounts payable, accrued expenses, and other liabilities		37,459
		38,216,823
Commitments and contingencies (note 10)		
Subordinated borrowings		400,000
Member's equity		275,454
Total liabilities and member's equity	$	38,892,277

See accompanying notes to statement of financial condition.

(1) Organization and Business

Dresdner Kleinwort Securities LLC (the Company) is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Dresdner Bank AG (Dresdner), a financial institution organized under the laws of the Federal Republic of Germany, which is ultimately owned by Allianz SE. The Company is a member of various securities and commodities exchanges, and its business activities are part of the global investment bank, Dresdner Kleinwort (DKIB).

The Company acts as a broker and dealer in domestic and foreign equity securities and corporate debt obligations and is a primary dealer in U.S. government and agency securities. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. The Company provides investment banking and financial advisory services in connection with corporate and structured finance transactions.

(2) Significant Accounting Policies

(a) Securities Transactions

Principal transactions, including trading activities, are recorded on a trade-date basis, while agency transactions are recorded on a settlement-date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value. Listed market prices are used for exchange traded instruments. For securities traded in the over-the-counter markets, prices quoted by independent brokers and dealers are used.

(b) Resale and Repurchase Agreements

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) use corporate and U.S. government obligations, are treated as short-term collateralized financing transactions and are carried at their contractual amounts. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under U.S. generally accepted accounting principles.

(c) Securities Lending Activities

Securities borrowed and securities loaned transactions require the borrower to deposit cash, letters of credit, or other collateral with the lender and are recorded at the amount of cash collateral advanced or received. With respect to securities loaned, the Company receives collateral in the form of cash or other securities. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

(d) Collateral

The Company has identified in securities owned, pledged to counterparties, the fair value of securities it owns which counterparties have the right to sell or repledge. The Company has also disclosed the fair value of collateral it received which it has the ability to sell or repledge and its obligation to return the collateral.

(e) Fair Value of Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange traded derivatives, principally futures and listed options, are based on quoted market prices.

Fair values of option contracts purchased or written are reported in securities owned or securities sold, not yet purchased, respectively. Equity in futures transactions is reported in receivable from or payable to broker-dealers and clearing organizations, as applicable.

The fair values of other financial assets and liabilities (consisting primarily of receivables from and payables to broker-dealers, clearing organizations, and customers; reverse repurchase and repurchase agreements, securities borrowed and securities loaned; short-term bank loans; and subordinated borrowings) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

(f) Securities Owned, Not Readily Marketable

The New York Stock Exchange, Inc. (NYSE) and Archipelago Holdings, Inc. merged in March 2006. As a member of the NYSE, the Company received cash and shares of the NYSE Group in exchange for its memberships. At December 31, 2007, 53,451 shares are subject to transfer restrictions, which expire on March 7, 2009, and are carried at the closing price on the NYSE.

(g) Translation of Foreign Currencies

End of period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies.

(h) Income Taxes

The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in Dresdner's U.S. federal, state, and local income tax returns. On a pro forma basis, the Company records income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, on a separate company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of its assets and liabilities. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized. The Company has an informal tax-sharing arrangement with Dresdner.

(Continued)

(i) Pension and Other Postretirement Benefit Plans

The Company participates in two retirement plans sponsored and administered by Dresdner Kleinwort Services LLC (the Service Company). The plans are accounted for in a manner similar to that of a multi-employer defined contribution plan.

(j) Stock Compensation

The Company also participates in the DKIB Stock Plan, which is administered by the Service Company. Compensation expense is recognized over the relevant vesting period based on the grant date fair value of the stock awards.

(k) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2007. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(l) New Accounting Pronouncements

In June 2006, Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes,* was issued. In February 2008, its effective date was deferred for certain nonpublic entities until fiscal years beginning after December 15, 2007. FIN No. 48 clarifies the application of SFAS No. 109, and defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements.

In September 2006 and February 2007, SFAS No. 157, *Fair Value Measurements,* and SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115,* were issued, respectively, and became effective for fiscal years beginning after November 15, 2007, and for all interim periods within those fiscal years. SFAS No. 157 provides a single definition of fair value, a hierarchy for measuring fair value and expanded disclosures about fair value measurements. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value to mitigate volatility in reported earnings caused by measuring assets and liabilities differently.

Management is currently evaluating the application of each of these Statements to the Company but believes the impacts will be limited to expanded disclosures.

(3) Related Party Transactions

The Company engages in transactions with affiliates in the ordinary course of its business, which are governed by agreements among the parties.

The Company has obtained $350 million and $50 million in regulatory capital in the form of subordinated borrowings from Dresdner's Grand Cayman branch and Dresdner Kleinwort LLC, respectively.

The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized, uncommitted line of credit totaling $7.9 billion with an affiliate. In addition, the Company invests excess funds with affiliates in the form of reverse repurchase agreements.

At December 31, 2007, amounts due from or to affiliates are as follows (in thousands):

Due from affiliates:		
Cash	$	114,837
Securities purchased under agreements to resell		2,337,015
Securities borrowed		681,030
Collateral accepted for securities loaned		1,719,331
Receivable from broker-dealers and clearing organizations		5,469
Receivable from customers		5,783
Accrued interest and dividends receivable		16,136
Other assets		25,632
Due to affiliates:		
Short-term bank loans	$	932,000
Securities sold under agreements to repurchase		4,790,916
Securities loaned		8,012,475
Obligation to return collateral accepted for securities loaned		1,719,331
Payable to customers		169,918
Accrued interest and dividends payable		70,072
Accounts payable, accrued expenses, and other liabilities		3,616
Subordinated borrowings		400,000

(4) Bank Borrowings

At December 31, 2007, the Company has uncollateralized lines of credit totaling $90 million with various unaffiliated banks. In addition, the Company has a $7.9 billion uncollateralized, uncommitted line of credit with an affiliate. At December 31, 2007, the Company's outstanding uncollateralized borrowings due to an affiliate are as follows (in thousands):

Return date	Interest rate		Amount
January 2, 2008	4.31%	$	292,000
January 2, 2008	3.50		440,000
January 17, 2008	4.65		200,000
		$	932,000

These borrowings were repaid on their return dates.

(5) Restructuring and Employee Termination Costs

Under the terms of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, the Company is required to provide for the present value of future costs with respect to personnel charges arising from severance and related costs. At year-end, the respective liability is presented in accounts payable, accrued expenses, and other liabilities in the statement of financial condition. The following table summarizes the activity in 2007 with respect to this liability (in thousands):

Balance at January 1, 2007	$	23,823
Additions		1,841
Payments		(20,414)
Balance at December 31, 2007	$	5,250

(6) Subordinated Borrowings

At December 31, 2007, the Company has $150 million of subordinated borrowings outstanding with Dresdner under a subordinated note agreement, which is due on April 15, 2010, and bears interest at 6.2%.

The Company also has a revolving subordinated credit agreement for $250 million with Dresdner with a scheduled maturity date of April 15, 2012. The agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings. As of December 31, 2007, the Company has borrowed $100 million, which bears interest at 6.1% and $100 million, at 5.5%.

In addition, the Company has a subordinated loan agreement with Dresdner Kleinwort LLC for $50 million, which is due December 31, 2010 and bears interest of 5.7%.

The subordinated notes and the revolving subordinated credit agreement have been approved by the NYSE for use by the Company in computing its net capital under the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

(7) Trading Activities

The Company's trading activities are both customer-driven and proprietary. Its activities include domestic and international brokerage, principal trading and syndicate participation. The Company's activities also consist of trading in U.S. government and agency securities, including both customer-driven and proprietary transactions in bonds, futures, and repurchase contracts. The Company is a primary dealer in U.S. government securities, as designated by the Federal Reserve Board.

(Continued)

At December 31, 2007, securities owned and securities sold, not yet purchased, consist of securities at fair value, as follows (in thousands):

		Securities owned	Securities sold, not yet purchased
U.S. government obligations	$	759,754	434,940
Equity securities		10,898	448
Other		—	1
	$	770,652	435,389

Securities sold, not yet purchased represent obligations of the Company to deliver the securities at contracted prices. These transactions may result in off-balance sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

The Company enters into futures and options contracts related to its capital markets trading business. Futures and options contracts sold have off-balance sheet risk. In connection with these contracts there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to the terms of the contracts. Because the margin on futures contracts is adjusted daily with the applicable clearing brokers, credit risk on futures contracts is typically not significant. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument.

(8) Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2007, amounts receivable and payable to broker-dealers and clearing organizations consist of the following (in thousands):

Receivable from broker-dealers and clearing organizations:		
Securities failed to deliver	$	190,289
Clearing organizations		82,298
Other		5,683
	$	278,270
Payable to broker-dealers and clearing organizations:		
Net payable for trades pending settlement	$	337,061
Securities failed to receive		128,907
Clearing organizations		4,464
Other		586
	$	471,018

(Continued)

(9) Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in Dresdner's U.S. federal income tax return. The results of the Company's operations are also subject to state and local taxation in the various jurisdictions in which Dresdner files income tax returns.

Under an informal tax-sharing arrangement, Dresdner has not allocated to the Company its share of income tax expense/benefit as there has not been sufficient operating profit or a sustained history of profitability at the Company in order to allocate such an amount.

Further, treating the Company as a separate entity would have resulted in the reversal of the full valuation allowance against its deferred tax asset as the Company has returned to current and projected profitability. The deferred tax assets as of December 31, 2007 are as follows (in thousands):

Cumulative net operating losses	$	35,194
Temporary differences:		
Compensation-related		9,300
Other		1,195
Total deferred tax asset		45,689
Less valuation allowance		—
Net deferred tax asset	$	45,689

(10) Commitments and Contingencies

In January 2006, a putative class action lawsuit alleging gender-based discrimination was filed against Dresdner Bank AG and some of its subsidiaries, including the Company, by six employees of DKIB in the United States District Court of the Southern District of New York. In May 2007, the case was resolved out of court without admission of liability to the satisfaction of the parties involved.

There are legal actions pending against the Company arising out of its normal business operations. In the opinion of management, after consultation with outside counsel, the outcome of these matters will not result in a material adverse effect on the Company's financial opinion.

Affiliates have entered into long-term lease agreements to rent office space, which the Company rents from them on a month-to-month basis.

At December 31, 2007, the Company has commitments to purchase U.S. government obligations under reverse repurchase and repurchase agreements with notional amounts of $200 million and $400 million, respectively.

(Continued)

At December 31, 2007, the approximate fair values of collateral received that can be sold or repledged by the Company, before reflecting the impact of FIN No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are (in thousands):

Sources of collateral:		
Securities purchased under agreements to resell	$	7,600,599
Securities received in securities borrowed vs. cash transactions		23,155,302
Securities received in securities borrowed vs. pledged transactions		10,710,661
Total	$	41,466,562

At December 31, 2007, the approximate fair values of the portion of collateral received that have been sold or repledged by the Company, before reflecting the impact of FIN No. 41, are (in thousands):

Uses of collateral:		
Securities sold under agreements to repurchase	$	17,946,746
Securities loaned out in securities loaned vs. cash transactions		11,336,063
Securities loaned out in securities loaned vs. pledged transactions		7,239,272
Collateral pledged out from securities borrowed vs. pledged transactions		8,117,281
Collateral pledged out to clearing organizations		40,239
Total	$	44,679,601

(11) Off-Balance Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties

(a) Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that a counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional

customers. These transactions may be on a cash, margin, or delivery versus payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made. However, based on experience, the Company expects the risk of loss to be remote.

(b) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(c) Operational and Support Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

- Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance, and/or settlement, or the inability to process large volumes of transactions.
- Technological Risk – the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

- Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.
- Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

(12) Employee Compensation and Benefits

The Company participates in the Service Company's two employee retirement plans, the Cash Balance Pension Plan and the 401(k) Plan. Employee contributions to the 401(k) Plan are matched up to a specified limit. Substantially all employees of the Company participate in the plans.

The Company also participates in the DKIB Stock Plan which is administrated by the Service Company and which provides for part of selected employees' bonuses to be distributed in the form of Allianz SE shares. The employees initially receive the right to a certain number of Allianz SE shares, with the shares being distributed over the next three years. The number of shares to be distributed depends on beneficiaries leaving the Company and the operating results for the following years. If the results are positive, additional shares will be distributed, whereas if the results are negative, the number of shares to be disbursed will be reduced. The share awards are measured at their fair value as of the award dates, and are adjusted to reflect forfeited shares over the life of the Stock Plan.

Details of the outstanding share awards are as follows:

			Shares			
Date of grant		Price at grant date	Granted	Vested	Adjusted/ forfeited	Unvested, December 31, 2007
February 2005	$	123.04	163,119	(97,438)	(22,766)	42,915
February 2006		160.79	121,907	(35,773)	(19,116)	67,018
February 2007		215.05	53,084	—	(12,402)	40,682

As of December 31, 2007, $9.9 million of unrecognized compensation costs relating to the nonvested shares granted under the Stock Plan remain to be amortized over the vesting periods.

In addition, the Company participates in several global compensation award plans for executives and bonus plans for employees. At December 31, 2007, accrued compensation relating to these plans is $23.1 million.

(13) Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the SEC. In connection with the SEC's customer protection rule (Rule 15c3-3), $108 million of U.S. Treasury securities have been segregated in a special reserve bank account for the exclusive benefit of customers at

(Continued)

December 31, 2007. The Company is also subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1. The Company has elected to compute its net capital under the "alternative method" permitted by the Rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). At December 31, 2007, the Company's net capital was $579 million, which was 376% of aggregate debit balances and $575 million in excess of its required capital.

(14) Subsequent Event

On January 15, 2008, the Company's Board of Managers declared a $3.75 million distribution of accumulated earnings to be paid to Dresdner, the Company's sole member, on February 13, 2008.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Managers and Member
Dresdner Kleinwort Securities LLC:

In planning and performing our audit of the financial statements of Dresdner Kleinwort Securities LLC (the Company) (a wholly owned subsidiary of Dresdner Bank AG), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulation thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

KPMG

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and future commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

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